              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        Schedule 13D**

           Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*

         CommNet Cellular Inc. (f/k/a Cellular, Inc.)
                         (Name of Issuer)

                 Common Stock, $.001 par value
                   (Title of Class of Securities)

                             151163102
                          (CUSIP Number)

                      SPO Partners & Co.
                591 Redwood Highway, Suite 3215
                 Mill Valley, California 94941
                        (415) 383-6600

                        with a copy to:
                        Phillip Gordon
                       Altheimer & Gray
                     10 South Wacker Drive
                    Chicago, Illinois 60606
                        (312) 715-4000

              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                      October 6, 1997
        (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

   Check the following box if a fee is being paid with the statement.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   **The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 544,641 which constitutes approximately 4.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 13,766,340 shares outstanding.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   _________________________________________________________
    1.  Name of Reporting Person:

        Main Street Partners, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  WC
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware

   _________________________________________________________
    Number of       7.  Sole Voting Power:  365,600(1)
    Shares         _________________________________________
    Beneficially    8.  Shared Voting Power:  0
    Owned By        ________________________________________
    Each            9.  Sole Dispositive Power:  365,600(1)
    Reporting       ________________________________________
    Person          10. Shared Dispositive Power:  0
    With
   _________________________________________________________
   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person:

          365,600(1)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row (11):
       2.7%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________
   (1) Power is exercised through its sole general partner, MS Advisory Partners, L.P.

   _________________________________________________________
    1.  Name of Reporting Person:

        MS Advisory Partners, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware
                ____________________________________________
    Number of      7.  Sole Voting Power:  365,600(1) (2)
    Shares      ____________________________________________
    Beneficially   8.  Shared Voting Power:  0
    Owned By    ____________________________________________
    Each          9. Sole Dispositive Power: 365,600(1)(2)
    Reporting   ____________________________________________
    Person     10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:

          365,600(1) (2)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):
   2.7%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________

   (1) Solely in its capacity as the sole general partner of Main Street Partners, L.P.
   (2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp.
         II.

   _________________________________________________________
    1.  Name of Reporting Person:

        San Francisco Partners II, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  WC
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  California
                    ________________________________________
    Number of       7.  Sole Voting Power:    82,000(1)
    Shares          ________________________________________
    Beneficially    8.  Shared Voting Power:  0
    Owned By        ________________________________________
    Each            9.  Sole Dispositive Power:   82,000(1)
    Reporting       ________________________________________
    Person         10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:

           82,000(1)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):
   0.6%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________
   (1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

   _________________________________________________________
    1.  Name of Reporting Person:

        SF Advisory Partners, L.P.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware
                  __________________________________________
    Number of     7.  Sole Voting Power:  82,000(1) (2)
    Shares        __________________________________________
    Beneficially  8.  Shared Voting Power:  0
    Owned By      __________________________________________
    Each         9. Sole Dispositive Power: 82,000(1) (2)
    Reporting     __________________________________________
    Person       10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:

          82,000(1) (2)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):
   0.6%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________
   (1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
   (2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

   _________________________________________________________
    1.  Name of Reporting Person:

        SF Advisory Corp.
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware
                 ___________________________________________
    Number of    7.  Sole Voting Power:  0
    Shares       ___________________________________________
    Beneficially 8. Shared Voting Power: 447,600(1) (2) Owned By ___________________________________________
    Each         9.  Sole Dispositive Power:  0
    Reporting    ___________________________________________
    Person      10. Shared Dispositive Power: 447,600(1) (2)
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
    Reporting Person:

          447,600(1) (2)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):
   3.3%
   _________________________________________________________
    14. Type of Reporting Person:  CO
   _________________________________________________________
   (1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 365,600 of such Shares; solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 82,000 of such Shares.
   (2) Power is exercised through its controlling person, John H. Scully.

   _________________________________________________________
    1.  Name of Reporting Person:

        SF Advisory Corp. II
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  Delaware

   _________________________________________________________
    Number of     7.  Sole Voting Power:  0
    Shares       _________________________________________
    Beneficially  8.  Shared Voting Power:  447,600(1) (2)
    Owned By     _________________________________________
    Each          9.  Sole Dispositive Power:  0
    Reporting     _________________________________________
    Person       10. Shared Dispositive Power: 447,600(1)(2)
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:     447,600(1) (2)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
   _________________________________________________________
    13. Percent of  Class Represented by Amount in Row  (11):
   3.3%
   _________________________________________________________
    14. Type of Reporting Person:  CO
   _________________________________________________________
   (1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 365,600 of such Shares; and solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 82,000 of such Shares.
   (2) Power is exercised through its controlling person, William E. Oberndorf.

   _________________________________________________________
    1.  Name of Reporting Person:

        Phoebe Snow Foundation
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA

   _________________________________________________________
    Number of     7.  Sole Voting Power:  5,100(1)
    Shares        _________________________________________
    Beneficially  8.  Shared Voting Power:
    Owned By      _________________________________________
    Each          9.  Sole Dispositive Power:  5,100(1)
    Reporting     _________________________________________
    Person       10. Shared Dispositive Power:
    With
    _______________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
           Reporting Person:

          5,100(1)
   _________________________________________________________
    12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares:
   _________________________________________________________
    13. Percent of  Class Represented by  Amount in Row (11):
   <0.1%
   _________________________________________________________
    14. Type of Reporting Person:  OO
   _________________________________________________________
   (1) Power is exercised through its sole director and executive officer, John H. Scully.

   _________________________________________________________
    1.  Name of Reporting Person:

        John H. Scully
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF and Not Applicable
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                ____________________________________________
    Number of    7.  Sole Voting Power:  51,100(1) (3) (4)
    Shares      ____________________________________________
    Beneficially    8.  Shared Voting Power:  447,600(2)
    Owned By    ____________________________________________
    Each       9. Sole Dispositive Power: 51,100(1) (3) (4)
    Reporting   ____________________________________________
    Person     10. Shared Dispositive Power:  447,600(2)
    With
   _________________________________________________________
    11.   Aggregate  Amount  Beneficially   Owned  by   Each
   Reporting Person:     498,700(1) (2) (3) (4)
   _________________________________________________________
    12.   Check Box  if the  Aggregate  Amount in  Row  (11)
   Excludes Certain Shares:        X
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row  (11):
   3.6%
   _________________________________________________________
    14. Type of Reporting Person:  IN
   _________________________________________________________
   (1) Solely in his capacity as a trustee and participant in an employee retirement plan with respect to 15,300 Shares and as owner of a self-directed individual retirement account with respect to 1,000 Shares.
    (2) Solely in his capacity as the controlling person of SF Advisory Corp. with respect to 447,600 Shares.
    (3)     Includes 5,100 Shares beneficially  owned by the Phoebe
            Snow Foundation, with respect to which Mr. Scully has sole voting power and dispositive power in his capacity as sole director and executive officer.
    (4) Includes 29,700 Shares beneficially owned by Mr. Scully through a family owned partnership (Cranberry Lake Partners).

   _________________________________________________________
    1.  Name of Reporting Person:

        William E. Oberndorf
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF and Not Applicable
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                 ___________________________________________
    Number of       7.  Sole Voting Power:  29,100(1)
    Shares       ___________________________________________
    Beneficially    8.  Shared Voting Power:  463,100(2)
    Owned By     ___________________________________________
    Each         9.  Sole Dispositive Power:  29,100(1)
    Reporting    ___________________________________________
    Person     10. Shared Dispositive Power:  463,100(2)
    With
   _________________________________________________________
    11.   Aggregate Amount Beneficially Owned by Each
   Reporting Person:     492,200(1) (2)
   _________________________________________________________
    12.   Check Box  if the  Aggregate  Amount in  Row  (11)
   Excludes Certain Shares:        X
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row  (11):
   3.6%
   _________________________________________________________
    14. Type of Reporting Person:  IN
   _________________________________________________________
   (1)  Includes  11,200  Shares  beneficially   owned  by  a
        family   limited   partnership   (Oberndorf    Family
        Partners, L.P.), of which Mr. Oberndorf is the sole general partner.
   (2) Solely in his capacity as the controlling person of SF Advisory Corp. II with respect to 447,600 shares and solely by virtue of his wife's ownership of 8,500 shares and ownership by his children of 7,000 shares.

   _________________________________________________________
    1.  Name of Reporting Person:

        William J. Patterson
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF
   _________________________________________________________
    5.  Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                    _______________________________________
    Number of       7.  Sole Voting Power:  500
    Shares          _______________________________________
    Beneficially    8.  Shared Voting Power:  0
    Owned By        _______________________________________
    Each            9.  Sole Dispositive Power:  500
    Reporting       _______________________________________
    Person         10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate  Amount  Beneficially   Owned  by   Each
   Reporting Person:     500
   _________________________________________________________
    12.   Check  Box if the Aggregate  Amount in Row  (11)
   Excludes Certain Shares:        X
   _________________________________________________________
    13. Percent of Class Represented by  Amount in Row  (11):
   <0.1%
   _________________________________________________________
    14. Type of Reporting Person:  IN
   _________________________________________________________

   _________________________________________________________
    1.  Name of Reporting Person:

        Michael Yuen
   _________________________________________________________
    2.  Check the Appropriate Box if a Member of a Group:
               (a)

               (b) X
   _________________________________________________________
    3.  SEC Use Only
   _________________________________________________________
    4.  Source of Funds:  PF
   _________________________________________________________
    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
   _________________________________________________________
    6.  Citizenship or Place of Organization:  USA
                 ___________________________________________
    Number of    7.  Sole Voting Power:  841
    Shares       ___________________________________________
    Beneficially 8.  Shared Voting Power:  0
    Owned By     ___________________________________________
    Each         9.  Sole Dispositive Power:  841
    Reporting    ___________________________________________
    Person      10. Shared Dispositive Power:  0
    With
   _________________________________________________________
    11.   Aggregate  Amount  Beneficially   Owned  by   Each
   Reporting Person:

          841
   _________________________________________________________
    12.   Check Box  if the  Aggregate  Amount in  Row  (11)
   Excludes Certain Shares:
   _________________________________________________________
    13.  Percent of Class  Represented by Amount in Row (11):
   <0.1%
   _________________________________________________________
    14. Type of Reporting Person:  PN
   _________________________________________________________

            Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Statement on
   Schedule 13D, dated June 10, 1994 (the "Schedule 13D"), relating to shares of common stock, par value $.001 per shares (the "Shares"), of CommNet Cellular Inc. (f/k/a Cellular, Inc.), a Colorado corporation (the "Issuer"). This Statement constitutes Amendment No. 11 the
   Schedule 13D.

   Item 5.  Item  5.   Interest in  Securities of  the Issuer  is hereby
   amended and restated in its entirety as follows:

            (a)

            MSP

            MSP sold 59,000 Shares on September 29, 1993, 12,300 Shares on September 30, 1997 and 164,000 Shares on October 6, 1997. The aggregate number of Shares that MSP owns beneficially, pursuant to Rule 13d-3 of the Act, is 365,600, which constitute approximately 2.7% of the outstanding Shares.

            MS Advisory Partners

            Because of its position as the sole general partner of MSP, MS Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 365,600 Shares, which constitute approximately 2.7% of the outstanding Shares.

            SFP

            SFP sold 13,000 Shares on September 29, 1997, 2,700 Shares on September 30, 1997 and 36,000 Shares on October 6, 1997. The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 82,000, which constitutes approximately 0.6% of the outstanding Shares.

            SF Advisory Partners

            Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 82,000 Shares, which constitutes approximately 0.6% of the outstanding Shares.

            SF Advisory Corp.

            Because of its positions as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 447,600 Shares in the aggregate, which constitutes approximately 3.3% of the outstanding Shares.

            SF Advisory Corp. II

            Because of its positions  as one of two general  partners of each  of MS Advisory Partners  and SF Advisory  Partners, SF Advisory
   Corp. II may, pursuant to Rule 13d-3  of the Act, be deemed to be the
   beneficial  owner  of   447,600  Shares  in   the  aggregate,   which
   constitutes approximately 3.3% of the outstanding Shares.

            PSF

            PSF  sold 1,800 Shares on September 26, 1997.  The aggregate
   number  of   Shares  beneficially  owned  by  PSF   is  5,100,  which
   constitutes less than 0.1% of the outstanding Shares.

            JHS

            JHS beneficially owns 29,700 Shares through a family owned partnership (Cranberry Lake Partners), which sold 8,100 Shares on September 26, 1997, and because of his positions as a control person of SF Advisory Corp., as a trustee and participant in an employee retirement plan, which sold 4,400 Shares on September 26, 1997, as sole owner of a self directed individual retirement account, as sole director and executive officer of PSF (with respect to which, see above), and by virtue of his relationship with various educational and charitable institutions, which sold 3,300 Shares on September 26, 1997 and 11,800 Shares on September 29, 1997, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 469,000 Shares, for a total of 498,700 Shares in the aggregate, which constitutes approximately 3.6% of the outstanding Shares. The foregoing does not include 500 Shares beneficially owned by employees of an affiliate of JHS. JHS disclaims beneficial ownership of all such 500 Shares.

            WEO

            WEO individually sold  4,800 Shares on  September 26,  1997.
   WEO beneficially owns 29,100 Shares individually and through a family limited partnership (Oberndorf Family Partners, L.P.), which sold 2,600 Shares on September 26, 1997, may be deemed to be the beneficial owner of 8,500 Shares owned directly by WEO's wife and 7,000 Shares owned directly by WEO's children, and, because of his position as a control person of SF Advisory Corp. II, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 447,600 Shares for a total of 492,200 Shares in the aggregate, which constitute approximately 3.6% of the outstanding Shares. The foregoing does not include 500 Shares held by employees of an affiliate of WEO or 3,000 Shares owned by WEO's mother. WEO disclaims beneficial ownership of all such 3,500 Shares.

            WJP

            The aggregate number of Shares that WJP owns beneficially, pursuant to Rule 13d-3 of the Act, is 500, which constitutes less than 0.1% of the outstanding Shares. The foregoing does not include 500 Shares held by employees of an affiliate of WJP. WJP disclaims beneficial ownership of all such 500 Shares.

            MY

            The aggregate number of Shares that MY owns beneficially, pursuant to Rule 13d-3 of the Act, is 841, which constitutes less than 0.1% of the outstanding Shares.

            To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in
   Item 2 hereof is the beneficial owner of any Shares.

            (b)

            MSP

            Acting through its sole general partner, MSP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 365,600 Shares.

            MS Advisory Partners

            Acting through its two general partners and in its capacity as the sole general partner of MSP, MS Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 365,600 Shares.

            SFP

            Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 82,000 Shares.

            SF Advisory Partners

            Acting through its two general partners and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 82,000 Shares.

            SF Advisory Corp.

            Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. has shared power to vote or to direct the vote and to dispose or to direct the disposition of 447,600 Shares in the aggregate. In each case, SF Advisory Corp. shares such power with SF Advisory Corp. II.

            SF Advisory Corp. II

            Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II has shared power to vote or to direct the vote and to dispose or to direct the disposition of 447,600 Shares in the aggregate. In each case, SF Advisory Corp. II shares such power with SF Advisory Corp.

            PSF

            Acting through JHS, PSF has the sole power to vote and to direct the vote and to dispose or direct the disposition of the 5,100 Shares which it owns beneficially.

            JHS

            JHS has the sole power to vote and to dispose or direct the disposition of 29,700 Shares beneficially owned by a family owned partnership (Cranberry Lake Partners). In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,300 Shares held by an employee retirement plan in which he participates and for which he serves as trustee and 1,000 Shares held by a self-directed individual retirement account. Acting in his capacity as sole director and executive officer of PSF, JHS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 5,100 Shares beneficially owned by PSF. As the controlling person of SF Advisory Corp., which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO (as the controlling person of SF Advisory Corp. II, which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 447,600 Shares held by MSP and SFP in the aggregate. JHS disclaims beneficial ownership of the 5,100 Shares held by PSF. JHS disclaims beneficial ownership of all Shares which may be deemed to be beneficially owned by SF Advisory Corp. in its capacity as the general partner of the general partner of MSP and SFP except to the extent of his indirect beneficial interest in the Shares held by MSP and SFP, respectively. JHS also may have been deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of Shares held by various educational and charitable institutions, all of which Shares have been sold by such institutions. JHS shared such power with the fiduciaries of such institutions. JHS disclaims that he ever had beneficial ownership of all such 15,100 Shares.

            WEO

            WEO has the sole power to vote and to dispose or direct the disposition of 17,900 Shares owned by him individually and 11,200 Shares owned by a family limited partnership (Oberndorf Family Partners, L.P.). WEO may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of 8,500 Shares owned by his wife and 7,000 Shares owned by his children. As the controlling person of SF Advisory Corp. II, which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS (as the controlling person of SF Advisory Corp., which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 447,600 Shares held by MSP and SFP in the aggregate. WEO disclaims beneficial ownership of all Shares which may be deemed to be beneficially owned by SF Advisory Corp. II in its capacity as a general partner of the general partner of MSP and SFP, except to the extent of his indirect beneficial interest in the Shares held by MSP and SFP, respectively.

            WJP

            WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500 Shares.

            MY

            MY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 841 Shares.

            (c) In the past 60 days, the Reporting Persons sold Shares in open market transactions as follows:


   Reporting                                          Shares     Average
     Person             Date                           Sold        Price

   MSP                  September 10, 1997            110,700    $34.875
                        September 12, 1997            430,500    $34.750
                        September 18, 1997            164,000    $34.500
                        September 29, 1997             59,000    $34.893
                        September 30, 1997             12,300    $35.000
                        October 6, 1997               164,000    $34.625

   SFP                  September 10, 1997             24,300    $34.875
                        September 12, 1997             94,500    $34.750
                        September 18, 1997             36,000    $34.500
                        September 29, 1997             13,000    $34.893
                        September 30, 1997              2,700    $35.000
                        October 6, 1997                36,000    $34.625

   PSF                  September 23, 1997              4,900    $34.500
                        September 24, 1997             19,200    $34.500
                        September 26, 1997              1,800    $34.875

   JHS                  September 23, 1997             49,000(1)  $34.500
                        September 24, 1997            192,500(2)  $34.500
                        September 26, 1997             17,600(3)  $34.875
                        September 29, 1997             11,800(4)  $34.893

   WEO                  September 23, 1997             21,000(5)  $34.500
                        September 24, 1997             82,500(6)  $34.500
                        September 26, 1997              7,400(7)  $34.875


   (1) Includes sales of 22,800 Shares by Cranberry Lake Partners, 4,900 Shares by PSF, 12,200 Shares by an employee retirement plan and 9,100 Shares by educational and charitable institutions.
   (2) Includes sales of 89,400 Shares by Cranberry Lake Partners, 19,200 Shares by PSF, 48,100 Shares by an employee retirement plan and 35,800 Shares by educational and charitable institutions.
   (3) Includes sales of 8,100 Shares by Cranberry Lake Partners, 1,800 Shares by PSF, 4,400 Shares by an employee retirement plan and 3,300 Shares by educational and charitable institutions.
   (4)      Sale by educational and charitable institutions.
   (5) Includes sales of 13,700 Shares by WEO, individually, and 7,300 Shares by Oberndorf Family Partners, L.P.
   (6) Includes sales of 53,600 Shares by WEO, individually, and 28,900 Shares by Oberndorf Family Partners, L.P.
   (7) Includes sales of 4,100 Shares by WEO, individually, and 2,600 Shares by Oberndorf Family Partners, L.P.

            Except as set forth above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Shares during the past sixty (60) days.

            (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

            (e) The Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares on October 6, 1997.

   Item 7.  Item 7.  Materials to be Filed as Exhibits.

            Exhibit A-11      Agreement    pursuant    to   Rule    13d-
                  1(f)(1)(iii), as to Amendment No. 11

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:   October 7, 1997


                                    /s/ Phillip Gordon
                                    PHILLIP GORDON,
                                    for the following named persons
                                    or entities, as attorney-in-fact

                                    MAIN STREET PARTNERS, L.P.*
                                    MS ADVISORY PARTNERS, L.P.*
                                    SAN FRANCISCO PARTNERS II, L.P.*
                                    SF ADVISORY PARTNERS, L.P.*
                                    SF ADVISORY CORP.*
                                    SF ADVISORY CORP. II*
                                    PHOEBE SNOW FOUNDATION*
                                    JOHN H. SCULLY*
                                    WILLIAM E. OBERNDORF*
                                    WILLIAM J. PATTERSON*
                                    MICHAEL YUEN*







    *A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                EXHIBIT A-11

            Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

   Dated:   October 7, 1997


                                    /s/ Phillip Gordon
                                    PHILLIP GORDON,
                                    for the following named persons
                                    or entities, as attorney-in-fact

                                    MAIN STREET PARTNERS, L.P.*
                                    MS ADVISORY PARTNERS, L.P.*
                                    SAN FRANCISCO PARTNERS II, L.P.*
                                    SF ADVISORY PARTNERS, L.P.*
                                    SF ADVISORY CORP.*
                                    SF ADVISORY CORP. II*
                                    PHOEBE SNOW FOUNDATION*
                                    JOHN H. SCULLY*
                                    WILLIAM E. OBERNDORF*
                                    WILLIAM J. PATTERSON*
                                    MICHAEL YUEN*





   * A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.